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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

i-STAT Corporation
(Name of Subject Company (Issuer))

i-STAT Corporation
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.15 PER SHARE (INCLUDING ANY ASSOCIATED PREFERRED
STOCK PURCHASE OR OTHER RIGHTS)
(Title of Class of Securities)

Common Stock: 450312 10 3
(CUSIP Number of Class of Securities)

William P. Moffitt
President and Chief Executive Officer
i-STAT Corporation
104 Windsor Center Drive
East Windsor, New Jersey 08520
(609) 443-9300

With a Copy to:
Esteban A. Ferrer, Esq.
Paul, Hastings, Janofsky & Walker LLP
1055 Washington Boulevard
Stamford, Connecticut 06901
(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

        This Amendment No. 3 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on December 29, 2003 and as subsequently amended (the "Schedule 14D-9") by i-STAT Corporation relating to the offer by Senator Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase (i) all outstanding Common Shares at a price of $15.35 per share (such price per share, or the highest price paid in the offer, the "Offer Price"), (ii) all outstanding Series D Shares at an amount per share equal to the Offer Price multiplied by the number of Common Shares into which such Series D Shares are convertible as of the final expiration of the Offer (the "Expiration"), and (iii) all outstanding Warrants at a price of $7.35 net per Common Share purchasable pursuant to each such Warrant (the "Warrant Offer Price"), in each case net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated December 29, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Abbott and the Purchaser with the Securities and Exchange Commission on December 29, 2003. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

        The paragraph beginning "on December 10, 2003" in the Background section is replaced in its entirety with the following:

        "On December 10, 2003, the Board held an in-person meeting to discuss the current indication of interest from Abbott. At that meeting, CSFB also reported to the Board that subject to, among other things, its review of the final terms of the transaction and its completion of its various analyses, it expected to be in a position to render a fairness opinion based on a transaction at $15.35 net cash per Common Share. The Board determined to continue to pursue a possible acquisition transaction with Abbott on the basis of the $15.35 per share indicated, and instructed CSFB to so communicate to Abbott. In coming to this conclusion, the Board noted, among other things, that the $15.35 per share price was at the high end of analyses prepared by the various financial advisors. Due to pending court cases and recent publicity challenging the objectivity of fairness opinions given by investment banks who also receive fees for assisting in the underlying transactions, the Board also determined to seek a second fairness opinion with respect to the proposed transaction from an investment bank not involved in the transaction. Because of Delaware Bay's prior familiarity with the business, operations and prospects of the Company, the Board authorized the engagement of Delaware Bay to provide the second fairness opinion. That day, CSFB informed Abbott of the Board's willingness to pursue a sale of the Company to Abbott on the basis of the $15.35 price."

        The third subparagraph of reason number 3 under "Reasons for the Recommendation" is replaced in its entirety with the following:

        "the past, current and expected market prices, revenues, discounted cash flows and other multiples for comparable companies, as presented to the Board by CSFB and Delaware Bay, which factors suggested that the $15.35 price per Common Share to be received by holders of Common Shares in the Offer and the Merger compared favorably against the valuations of those other companies by the marketplace; and"

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        Item 5 is hereby amended by replacing the second sentence of the section entitled "Credit Suisse First Boston LLC", which read "Pursuant to the terms of CSFB's engagement, i-STAT agreed to pay CSFB a fee that is customary in transactions of this nature, a substantial portion of which is contingent upon the consummation of the transaction.", with the following sentence: "Pursuant to the terms of CSFB's engagement, CSFB will, upon the closing of the Offer and the consummation of the Merger, receive a transaction fee estimated (as of December 11, 2003) at $4,850,000, against which $350,000 previously paid will be credited."

        Item 5 is hereby amended by replacing the second sentence of the section entitled "The Delaware Bay Company, Inc.", which read "Pursuant to the engagement, i-STAT agreed to pay Delaware Bay a customary fee upon the delivery of Delaware Bay's fairness opinion, which opinion was delivered by Delaware Bay on December 11, 2003 and is attached as Annex B hereto", with the following sentence: "Pursuant to the engagement, Delaware Bay was paid $450,000 upon delivery of their fairness opinion on December 11, 2003, which opinion is attached as Annex B hereto."

ANNEX C

        Annex C of the 14D-9 is amended by replacing the first paragraph under the section entitled "The Abbott Designees" with the following paragraph:

        "The Merger Agreement provides that, promptly upon the purchase of and payment for the Securities by Purchaser pursuant to the Offer, Abbott will be entitled to designate such number of directors (the "Abbott Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Common Shares so purchased and paid for bears to the total number of Common Shares then outstanding. Since the purchase of and payment for the Securities by Purchaser pursuant to the Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Securities that, together with all Common Shares then beneficially owned by Abbott or the Purchaser, represents at least a majority in voting power of the then outstanding Securities on a fully diluted basis, upon the election of the Abbott Designees to the Board they will constitute a majority of the Board."

        Annex C of the 14D-9 is amended by adding the following at the end of the section entitled "Audit Committee":

"AUDIT COMMITTEE REPORT

Dear Stockholders:

        The Audit Committee has responsibility for:

(a)
reviewing the Company's annual and quarterly financial results and financial position, the scope and results of independent accountant reviews and audits of the Company's financial statements, and the accounting standards and principles followed in preparing the Company's financial statements;

(b)
evaluating the Company's system of internal accounting controls;

(c)
appointing the Company's independent accountants; and

(d)
reviewing the Company's financial reporting activities.

        During 2002, the members of the Audit Committee were Mr. Sterling, Dr. Eletr, and Ms. VanLent. Mr. Sterling is the Chair of the Audit Committee. The Audit Committee held eight meetings during the calendar year of 2002.

        The Audit Committee acts pursuant to a written charter that was first adopted and approved by the Board of Directors on January 29, 1997. That charter is reviewed at least annually by the Audit Committee and the Board of Directors. A copy of the Audit Committee's revised charter, which was adopted in November 2002, was attached to i-STAT's 2003 proxy statement.

        In connection with the Company's consolidated financial statements for the year ended December 31, 2002, the Audit Committee:

(1)
reviewed with representatives of PricewaterhouseCoopers LLP ("PwC"), the Company's independent auditors, their audit plans, scope and identification of audit risks;

(2)
reviewed and discussed the audited financial statements with Company management and with representatives of PwC; and

(3)
discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statements No. 89 and No. 90 (Communications with Audit Committees).

        The Audit Committee received from PwC the disclosures required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees), discussed the independence of PwC with PwC's representatives, and considered whether the provision by PwC of non-audit related services was compatible with maintaining PwC's independence. The Audit Committee also discussed with management and PwC the quality and adequacy of the Company's internal controls. Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors, and the Board concurred in such recommendation, that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission. The Audit Committee has appointed PwC to audit the Company's 2003 consolidated financial statements.

THE AUDIT COMMITTEE

Lionel N. Sterling	Sam H. Eletr	Anne M. VanLent
(Chair)"

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

i-STAT Corporation
	By:	/s/ WILLIAM P. MOFFITT Name: William P. Moffitt Title: President and Chief Executive Officer
Dated: January 16, 2004

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  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
SIGNATURE